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             November 29, 2021

       Ajay Sikka
       Chief Executive Officer
       TraQiQ, Inc.
       14205 SE 36th Street, Suite 100
       Bellevue, WA 98006

                                                        Re: TraQiQ, Inc.
                                                            Form 10-K filed
March 22, 2021
                                                            File No. 000-56148

       Dear Mr. Sikka :

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Technology
       cc:                                              Alan Becker, counsel